

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 8, 2007

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Norwalk Connecticut Avenue
Norwalk, CT 06854

> **Re: mPhase Technologies, Inc.**
> **Form S-1**
> **Filed July 12, 2007**
> **File No. 333-144527**

Dear Mr. Smiley:

        We have limited our review of your Form SB-2 to consideration of your
disclosure concerning the sale of shares by selling shareholders and related matters and
have the following comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the sale of 261,460,717 shares. Given the size
        relative to the number of shares outstanding held by non-affiliates, the nature of
        the offering and the selling security holders, the transaction appears to be a
        primary offering. Because you are not eligible to conduct a primary offering on
        Form S-3 you are not eligible to conduct a primary at-the-market offering under
        Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2.   Revise the registration statement to include all of the disclosure required by Part II of Form S-1.

Cautionary Statement, page 8

3.   Revise to disclose the following:

- clarify that Messrs. Dotoli and Durando, as well as Microphase Corporation, are listed as selling shareholders in your registration statement;

- disclose the number of shares that each of those selling shareholders are selling;

- disclose the number of shares that any affiliates of Mr. Dotoli, Mr. Durando, and Microphase are selling, as well as any affiliates of Packetport, Inc., and identify those affiliates;

- summarize, in greater detail, the nature of the civil action that has been filed against the various defendants, including Messrs Dotoli, Drando, and Microphase, including the nature of the fraud that is alleged to have been facilitated by the various defendants.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Litigation Reform Act of 1995, page 17

4.   Remove the reference to the Private Securities Litigation Reform Act of 1995's safe harbor provision for forward looking statements because it is not available in offerings by penny stock issuers.

Executive Compensation, page 44

5.   Update your executive compensation disclosure for the year ended June 30, 2007. In doing so, please note the major revisions to executive compensation and related party transaction disclosures contained in Items 402 and 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 46

6.   Tell us in your response letter why Double U Master Fund L.P. and George Weinberger are not listed in your beneficial ownership table as 5% holders. In the alternative, revise the table to include both of their holdings.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director